UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
 SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number: 333-180741
MVP REIT, INC.
(Exact name of registrant as specified in its charter)

8880 W. Sunset Rd., Suite 340
 Las Vegas, NV 89148
(702) 534-5577

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common stock, $0.001 par value per share
(Title of each class of securities covered by this Form)

None.
(Titles of all other classes of securities for which a duty
 to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Zero

Pursuant to the requirements of the Securities Exchange Act of 1934, MVP REIT, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 19, 2017

MVP REIT, INC.,

By:	/s/ Michael V. Shustek
Michael V. Shustek
Chief Executive Officer